SECURITIES AND EXCHANGE COMMISSION

                        Washington, D.C. 20549




                               FORM 8-K



                            CURRENT REPORT



                Pursuant to Section 13 or 15(d) of the
                    Securities Exchange Act of 1934



   Date of Report (Date of earliest event reported):  June 30, 1995




                    JMB INCOME PROPERTIES, LTD. - X
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        (Exact name of registrant as specified in its charter)




     Illinois                   0-12140                 36-3235999
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(State or other)              (Commission          (IRS Employer
 Jurisdiction of             File Number)           Identification No.)
 Organization



         900 N. Michigan Avenue, Chicago, Illinois  60611-1575
         -----------------------------------------------------
                (Address of principal executive office)




Registrant's telephone number, including area code:  (312) 915-1987
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                           ANIMAS VALLEY MALL

                      FARMINGTON, NEW MEXICO


ITEM 2.         ACQUISITION OR DISPOSITION OF ASSETS. On June 30,
1995, Animas Valley Mall Associates ("Associates"), an Illinois general partnership, sold the land, building, related improvements and personal property of the shopping center known as Animas Valley Mall ("Animas") located in Farmington, New Mexico. In addition, Associates sold concurrently an unencumbered small land outparcel ("Outparcel") located at Animas. Associates consists of JMB Income Properties, Ltd. - X (the "Partnership"), an Illinois limited partnership, and JMB Realty Corporation, the General Partner of the Partnership. The Purchaser of Animas and the Outparcel, Price Development Company, a Maryland limited partnership, is not affiliated with the Partnership or its General Partners and the sale prices were determined by arm's-length negotiations. Animas is a enclosed regional shopping mall containing approximately 460,000 square feet of owned space. Department store spaces included in the owned space above include Dillards (72,000 square feet), Sears (66,000 square feet), J.C. Penneys (51,000 square feet) and Bealls (32,000 square feet). Separately, Best (50,000 square feet) owns their space at Animas. At the time of sale, Animas was approximately 91% occupied.

     The purchase price of Animas was $27,500,000 (before closing costs and prorations) which was paid in cash at closing. Associates used a portion of the proceeds to repay the existing first mortgage note of $27,000,000 plus a portion of the related accrued interest. The lender had previously agreed to allow Associates to retain a portion of the net sale proceeds upon sale. As a result, the lender did not receive all of the accrued interest owed to them under the mortgage note, but accepted the $27,174,000 payment in full satisfaction of the mortgage note. The purchase price of the Outparcel was $300,000 (before closing costs and prorations) which was paid in cash at closing.

     Pursuant to the Associates Venture Agreement, substantially all of the proceeds will be allocable to the Partnership. The Partnership Agreement provides that the General Partners shall receive as a distribution from the sale of real property by the Partnership 3% of the selling price and any deferrals of their 10% distribution of disburseable cash from the Partnership's operations, subject to certain limitations. Any remaining proceeds (net after expenses and retained working capital) will be distributed 85% to the Limited Partners and 15% to the General Partners. However, prior to any such distributions, the Limited Partners shall receive 100% of such net sale proceeds until the Limited Partners (i) have received cash distributions of net sale or refinancing proceeds in an amount equal to the Limited Partners' aggregate initial capital investment in the Partnership, and (ii) have received cumulative cash distributions from the Partnership's operations which, when combined with the net sale or refinancing proceeds previously distributed, equal a 10% annual return on the Limited Partners' average capital investment for each year (their initial capital investment as reduced by net sale or refinancing proceeds previously distributed) commencing with the first fiscal quarter of 1984. The Limited Partners have not yet received cash distributions of net sale or refinancing proceeds in an amount equal to their initial capital investment in the Partnership.

ITEM 7.         FINANCIAL STATEMENTS AND EXHIBITS

           (a). Financial Statements - Not Applicable.

           (b). Pro Forma Financial Information - Narrative.

           As a result of the sale of Animas, after June 30, 1995 there will be no further rental income, mortgage and other interest, depreciation and property operating expenses recorded in the consolidated financial statements of the Partnership, attributable to the Partnership's investment in Animas, which for the most recent fiscal year (the year ended December 31, 1994) were approximately $5,088,000, $2,261,000, $1,150,000 and $2,103,000 and for the most recent quarter
(the quarter ended March 31, 1995) were approximately $1,345,000, $540,000, $287,000 and $607,000, respectively. Also, as a result of the sale of Animas, there are no further assets and liabilities, attributable to the Partnership's investment in Animas, which at March 31, 1995 consisted of cash and other current assets of approximately $385,000, land, buildings and improvements (net of accumulated depreciation) of approximately $23,876,000, other assets of approximately $187,000, current liabilities of approximately $29,709,000 and other liabilities of approximately $2,000. Associates expects to recognize a gain, of which all will be substantially allocated to the Partnership, for financial reporting and federal income tax reporting purposes in 1995.

           (C). Exhibits

                1.    Shopping Center Purchase Agreement between
Animas Valley Mall Associates and Price Development Company Limited Partnership dated June 27, 1995

                2.    Outparcel Purchase Agreement between Animas
Valley Mall Associates and Price Development Company Limited Partnership dated June 27, 1995.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                           JMB INCOME PROPERTIES, LTD. - X

                           BY:  JMB Realty Corporation
                                (Managing General Partner)

                                By:   C. SCOTT NELSON
                                      ----------------
                                      C. Scott Nelson, Vice President
                                      Director of Partnership
                                      Financial Reporting



Dated:     July 14, 1995